

New York Stock Exchange
11 Wall Street
New York, NY 10005

July 9, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Takeda Pharmaceutical Company Limited, under the Exchange Act of 1934:

- €750,000,000 0.750% Senior Notes due 2027
- €850,000,000 1.000% Senior Notes due 2029
- €1,000,000,000 1.375% Senior Notes due 2032
- €1,000,000,000 2.000% Senior Notes due 2040

Sincerely,